SilverCrest Reports Increased Santa Elena Production in Q3

•  Silver Production up 43% to 106,636 ounces

•  Gold Production up 61% to 8,805 ounces

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. October 12, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce continued growth of silver and gold production in the Third Quarter, 2011 from the Santa Elena Mine located in Sonora, Mexico. Silver production was up 43% to 106,636 ounces and gold production was up 61% to 8,805 ounces compared to the Second Quarter, 2011.

The mine is expected to produce over 400,000 ounces of silver and 26,000 ounce of gold in 2011, after declaring commercial production on April 1 of this year. The first full year of production will be 2012 and the mine is expected to produce 478,000 ounces of silver and 32,000 ounces of gold. From 2013 through 2016, silver production is expected to average approximately 921,000 ounces per year and gold production is expected to average approximately 29,000 ounces per year. For additional information and to view production photos, please visit the Company’s website at www.silvercrestmines.com.

Santa Elena Mine Operating Highlights;

	Jan-Mar	Apr-Jun	July-Sept	Q1-Q3, 2011
	Q1 2011	Q2 2011	Q3 2011	Total/Average

Silver ounces produced	64,712	74,678	106,636	246,026
Gold ounces produced	3,152	5,476	8,805	17,433

Silver ounces sold	57,390	70,326	96,631	224,346
Gold ounces sold	2,333	4,300	7,627	14,260

Ore tonnes crushed	218,527	249,054	253,496	721,077
Average ore tonnes crushed per day	2,428	2,737	2,755	2,641

Average silver ore grade (gpt)	34.07	44.09	48.47	42.59
Average gold ore grade (gpt)	1.14	1.91	2.20	1.78

Silver ounces delivered to pad	239,369	352,995	395,068	987,432
Gold ounces delivered to pad	8,006	15,268	17,912	41,186

  The crusher is currently operating above daily designed throughput of 2,500 tpd with an average of 2,755 tpd during Q3, and an average of 2,641 tpd to date in 2011.

  Estimated silver recovery to date is approximately 22% and estimated gold recovery to date is 41%. These recoveries are consistent with budgeted numbers of 24% for silver and 41% for gold during the ramp up phase. Projected life of mine total metal recoveries of 35 to 40% silver and 65 to 70% gold appear to be achievable, as all mining has now transitioned to the Main Zone. All ore mined for the remainder of the open pit mine life will be from the Main Zone, which provided the bulk samples for metallurgical testing that is the basis of projected total metal recoveries. During the third quarter, high grade ore mined from the Main Zone averaged approximately 53.83 gpt Ag and 1.99 gpt Au.

  Silver and Gold production has increased significantly from 64,712 ounces of silver and 3,152 ounces of gold in Q1 to 106,636 ounces of silver and 8,805 ounces of gold in Q3, 2011.

J. Scott Drever, President stated; “We are certainly pleased with the consistent progress being made at the operational level at the Santa Elena Mine. All aspects of the operations are at design capacities and are functioning as expected including the crusher. This has been reflected in the steady increase in the overall performance statistics and more specifically in the increased number of ounces of silver and gold poured on site and sold out of the refinery. The improvements in production numbers are expected to be reflected in our Q3 financial results to be released towards the end of November. Our strong cash position of $32.4 million and substantial cash flow assures that we can proceed with our 3 year expansion plan to double production at Santa Elena and to implement the Company’s overall strategy for corporate growth.”

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.